UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

________________

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Launch of ICL’s New Power Plant in Sodom

Item 1

Launch of ICL’s New Power Plant in Sodom

Further to Note 21A(4) of ICL’s financial statements for the year 2017, the Company hereby reports that as of today it has obtained all approvals required for the operation of the new heat and power plant in Sodom, which is now in full operation. The new power plant is the largest, most efficient enterprise-owned natural gas fired power plant in Israel for the production of electricity and steam based on natural gas. The power plant has a power generation capacity of 230 MWh and over 300 tons of steam per hour. Most of the power generated by the power plant is designed to provide the power requirements of all of ICL’s production facilities in Israel, as well as the steam requirements of ICL companies in Sodom, thus reducing their energy costs. The Company intends to continue operating the existing power plant on a partial basis as a “live backup” for the generation of electricity and steam. The Current total power output is approximately 245 MWh.

The launch of the new power plant is part of an ongoing process in ICL, to assimilate clean energy processes throughout all ICL sites through the use of natural gas as a primary energy source, and as part of other energy efficiency measures performed in ICL sites in Israel and abroad. The new power plant meets the most stringent emission standards, and its operation is expected to contribute to an additional reduction of emissions generated by ICL plants.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 6, 2018